UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2015

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION
RETIREMENT PLAN
Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn,  SC 29644
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AVX Corporation Retirement Plan

Fountain Inn, South Carolina

We have audited the accompanying statements of net assets available for benefits of AVX Corporation Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, LLC

Greenville, South Carolina

June 28, 2016

 AVX CORPORATION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

as of December 31, 2015 and 2014

Assets	2015	2014
Investments, at fair value (see Note 3):
AVX Corporation Common Stock	$8,747,659	$10,636,108
Kyocera Corporation American Depository Shares	3,703,786	4,345,523
Money Market Fund	382,440	372,773
Mutual Funds	78,577,321	87,435,428
Investments, at contract value (see Note 4):
Guaranteed Deposit Account	21,289,566	20,542,463
Total Investments	112,700,772	123,332,295

Receivables:
Employer contributions	1,264,046	1,337,953
Participant contributions	43,110	43,962
Notes receivable from participants	1,333,167	1,802,472
Total Receivables	2,640,323	3,184,387

Net assets available for benefits	115,341,095	126,516,682

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2015

2015
Investment income (loss):
Net depreciation in fair value of investments	$(3,305,439)
Interest and dividends	1,966,626
Net investment loss	(1,338,813)

Interest income from notes receivable from participants	78,180

Contributions:
Participant	1,747,557
Employer	3,235,595
Rollovers	122,045
Total contributions	5,105,197

Total additions	3,844,564

Deductions from net assets attributed to:
Benefits paid to participants	14,859,968
Administrative expenses	160,183
Total deductions	15,020,151

Net decrease	(11,175,587)

Net assets available for benefits:
Beginning of year	126,516,682
End of year	$115,341,095

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation (“the Company”) makes a matching contribution. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a guaranteed investment contract as investment options for participants.

The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in.

Effective January 1, 2015, the plan was amended and restated to include an automatic enrollment option. Employees are automatically enrolled upon their eligibility date with a 3% pre-tax contribution. Employees must opt out of the automatic enrollment to cease payroll deductions. The automatic enrollment option also includes an annual increase in automatic enrolled employee contributions to cap at 10% of annual earnings.

Payment of Benefits:

Upon retirement, total disablement, or death, a participant or the participant’s beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant’s account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock  (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

401(k) and Discretionary Contribution Plan Features:

Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $50,000 in accordance with Section 415 of the Internal Revenue Code (“IRC”). All contribution percentages are set in accordance with the IRC. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $6,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $18,000 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year.

The Company will match the first three percent (3%) of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar, regardless of how the employee invests his contributions.

The accompanying financial statements recognized Company discretionary contributions related to 2015 of $1,264,046 approved by the Board of Directors in the Plan year that were paid in 2016. Discretionary contributions recorded related to 2014 but paid in 2015 were $1,337,953.

Vesting:

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following tables:

	Vested Percentage
	Discretionary Contribution
	Employed on/after January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	20%	30%
3 years but less than 4	40%	40%
4 years but less than 5	60%	60%
5 years but less than 6	80%	80%
6 years and thereafter	100%	100%

	Vested Percentage
	Discretionary Contribution
	Employed and Terminated Employment
	prior to January 1, 2007
	All Locations
Years of Service	Except Sun Valley	Sun Valley
Less than 1 year	0%	0%
1 year but less than 2	0%	20%
2 years but less than 3	15%	30%
3 years but less than 4	30%	40%
4 years but less than 5	45%	50%
5 years but less than 6	60%	60%
6 years but less than 7	80%	80%
7 years or more	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions is fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributed 5% of each participant's eligible compensation for the year.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred. These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2015 and 2014, interest rates ranged from 4.75% to 6.50%.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2015 and 2014, the net forfeited balance totaled $60,919 and $70,978, respectively. No forfeitures were used during 2015 to reduce administrative expenses. $25,503 was used in 2015 to reduce employer contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments held by a defined contribution plan are required to be reported at fair value except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Investments are reported at fair value, except for fully benefit-responsive contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and expensed when they are incurred. The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participant has been recorded as of December 31, 2015 or 2014.

Subsequent Events:

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees. Plan fees that are not offset with revenue from these agreements are paid by the Company. In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union. Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

New Accounting Standards:

In May 2015, the Financial Accounting Standards Board (“FASB”) amended the Fair Value Measurement topic of the Accounting Standards Codification by issuing guidance that removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient.  The amendments were effective for fiscal years beginning after December 15, 2015 with early adoption permitted.  A reporting entity should apply the amendments retrospectively to all periods presented.  The retrospective approach requires than an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements.  The Plan’s management has elected to early adopt the above amendments as of December 31, 2015 and 2014.

In July 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) – (I) Fully Benefit-Responsive Investment Contracts, (II) Plan Investment Disclosures, and (III) Measurement Date Practical Expedient (a consensus of the FASB Emerging Issues Task Force). The purpose of this ASU is to simplify plan accounting.

•

The amendments in Part I of this ASU designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value, accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

•

The amendments in Part II of this ASU will eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

•

The amendments in Part III of this ASU reduce complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

This ASU may be adopted in whole or by part (I, II, and III), as applicable. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Part I, Part II, and Part III of this ASU for the 2015 plan year, and the amendments in Part I and Part II were retrospectively applied to all periods presented. Prior year disclosures in Note 3 have been revised to reflect the retrospective application. The impact of adopting these amendments is reflected in the financial statements.

In January 2016, FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. With certain exceptions, early adoption is not permitted. Plan management is currently evaluating the impact that ASU 2016-01 will have on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

	Fair Value at December 31, 2015	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds	$78,577,321	$78,577,321	$-	$-
Money Market Fund	382,440	382,440	-	-
Common Stock:
Kyocera Corporation ADS	3,703,786	3,703,786	-	-
AVX Corporation Common Stock	8,747,659	8,747,659	-	-
Total	$91,411,206	$91,411,206	$-	$-

	Fair Value at December 31, 2014	Level 1	Level 2	Level 3
Assets measured at fair value on a recurring basis:
Mutual Funds	$87,435,428	$87,435,428	$-	$-
Money Market Fund	372,773	372,773	-	-
Common Stock:
Kyocera Corporation ADS	4,345,523	4,345,523	-	-

AVX Corporation Common Stock	10,636,108	10,636,108	-	-
Total	$102,789,832	$102,789,832	$-	$-

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

American Depository Shares (“ADS”) and Common Stock

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Mutual funds are valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.

Money Market Fund

The money market fund investment option is the PIMCO Money Market Admin Fund. The Plan invests in the money market fund to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV).

4.	Guaranteed Investment Contract

The Plan holds a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The contract value of the traditional investment contract held by the Plan was $21,289,566 and $20,542,463 at December 31, 2015 and 2014, respectively.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 2.15 percent. The crediting rate is reviewed on a quarterly basis for resetting. The contract cannot be terminated before the scheduled maturity date.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Such events include the following: (a) the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under Section 501(a) of the IRC, (b) premature termination of the contracts, (c) Plan termination or merger, (d) changes to the Plan’s prohibition on competing investment options, or (e) bankruptcy of the Company or other Company events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Such events include the following: (a) an uncured violation of the Plan’s investment guidelines, (b) a breach of material obligation under the contract, (c) a material misrepresentation, or (d) a material amendment to the agreements without the consent of the issuer.

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2015	2014
Net Assets:
AVX Corporation Common Stock	$5,151,272	$6,271,626

For the year ended December 31, 2015
Change in Net Assets:
Contributions	$17,043
Dividends	-
Fees	-
Net appreciation	(637,695)
Benefits paid to participants	(422,178)
Transfers to participant-directed investments	(77,524)
Total	$(1,120,354)

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2011 advising that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by John Hancock Trust Company, LLC, the Plan’s Trustee, or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS. As of December 31, 2015, the Plan held investments of $8,747,659 or 720,565 shares of AVX Stock and $3,703,786 or 80,325 shares of Kyocera ADS.  As of December 31, 2014, the Plan held investments of $10,636,108 or 759,722 shares of AVX Stock and $4,345,523 or 94,839 shares of Kyocera ADS.

The Plan paid administrative expenses of $160,183 to the Plan’s Trustee during the year ended December 31, 2015.

9.	Risks and Uncertainties:

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2015 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$115,341,095	$126,516,682
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	-	(493,019)
Net assets available for benefits per Form 5500	$115,341,095	$126,023,663

For the year ended December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$(11,175,587)
Add:
Change in adjustment from contract value to fair value for fully benefit-responsive contracts	493,019
Net decrease in net assets available for benefits per Form 5500	$(10,682,568)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 28, 2016

AVX CORPORATION RETIREMENT PLAN

PN: 001

EIN: 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$9,209,266	$8,747,659

*	Kyocera Corporation	American Depository Shares	**	3,703,786

*	NY Life Insurance Company Guaranteed Deposit Account	Guaranteed Deposit Account	**	21,289,566

*	PIMCO Money Market Fund	Money Market Fund	**	382,440

	Columbia Select Large Cap Value R4 Fund	Mutual Fund	**	11,458,024
	Janus Balanced Fund	Mutual Fund	**	10,123,676
	JP Morgan SmartReturn Income Select	Mutual Fund	**	1,720,156
	JP Morgan SmartReturn 2015 Select	Mutual Fund	**	1,828,874
	JP Morgan SmartReturn 2020 Select	Mutual Fund	**	3,024,571
	JP Morgan SmartReturn 2025 Select	Mutual Fund	**	2,739,779
	JP Morgan SmartReturn 2030 Select	Mutual Fund	**	562,738
	JP Morgan SmartReturn 2035 Select	Mutual Fund	**	1,248,809
	JP Morgan SmartReturn 2040 Select	Mutual Fund	**	964,645
	JP Morgan SmartReturn 2045 Select	Mutual Fund	**	588,724
	JP Morgan SmartReturn 2050 Select	Mutual Fund	**	208,628
	JP Morgan SmartReturn 2055 Select	Mutual Fund	**	130,748
	Mass Mutual Premier Small Cap Op I	Mutual Fund	**	1,523,669
	Oppenheimer Dev Markets Fund	Mutual Fund	**	942,764
*	MainStay S&P 500 Index Fund I	Mutual Fund	**	8,547,558
*	MainStay Large Cap Growth I	Mutual Fund	**	8,200,228
	BlackRock Inflation Protected Bond I	Mutual Fund	**	1,653,279
	BlackRock Total Return Institutional Fund	Mutual Fund	**	7,418,319
	American EuroPacific Growth R4 Fund	Mutual Fund	**	6,532,539
	Wells Fargo Special Mid Cap Value Adm Fund	Mutual Fund	**	9,159,593
				78,577,321
*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 6.50%	**	1,333,167
				$114,033,939

*  Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.